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                             November 16, 2021

       LeeAnn Rohmann
       Chief Executive Officer
       Legacy Education Inc.
       701 W Avenue K Suite 123
       Lancaster, CA 93534

                                                        Re: Legacy Education
Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted October
25, 2021
                                                            CIK No. 0001836754

       Dear Ms. Rohmann:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS Amendment No. 3 filed on Form S-1

       Unaudited Pro Forma Condensed Combined Financial Information Pro Forma Financial Information, page 9

   1. We note MDDV, Inc. has a different fiscal year than the registrant. With regards to the statement of operations
for Asher, please disclose the periods that were combined to arrive at a twelve month
period. See Rule 11-02(c)(3) of Regulation S-X.
   2. We note your intentions to include management's adjustments. Rule 11-02(a)(7)(i)(B) of
                                                        Regulation S-X
indicates such adjustments are limited to the effect of synergies and dis-
                                                        synergies. However, we
also note your disclosure that "[t]he unaudited pro forma
                                                        combined consolidated
financial information does not give effect to the potential impact
 LeeAnn Rohmann
FirstName LastNameLeeAnn   Rohmann
Legacy Education Inc.
Comapany 16,
November  NameLegacy
              2021     Education Inc.
November
Page 2    16, 2021 Page 2
FirstName LastName
         of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the Merger or any integration costs." This disclosure appears to be inconsistent with your intentions to include management's adjustments. If you intend to include management's adjustments please explain how your disclosure is appropriate. Additionally, Rule 11-02(a)(7)(ii) of Regulation S-X indicates if presented, management's adjustments must be presented in the explanatory notes to the pro forma information in the form of a reconciliation. It appears you plan to include adjustments on the face of the statements. Please explain how your presentation is appropriate.
3. In response to comment 2 you indicated that the Registration Statement was revised consistent with the amended requirements in SEC Release 33-10786. Before adoption of the amendments, adjustments to the pro forma statement of comprehensive income were expected to have a continuing (or recurring) impact on the registrant. Under the amended rules, registrants are no longer prohibited from making adjustments to reflect nonrecurring items. Accordingly, nonrecurring transaction costs should remain and adjustments should be made for transaction costs that have been incurred or are expected to be incurred that have not been recognized in the historical financial statements.
         Expenses that will not recur should be disclosed in the explanatory notes. We note from your disclosure on page 12 that merger related costs are not presented in the unaudited pro forma combined consolidated statement of income because they will not have a continuing impact on the combined results. Please explain how your presentation is consistent with the amendments or revise as necessary.
4. We reviewed your response to comment 5. Please revise to reflect the offering or explain in detail why you believe this is not appropriate.
Capitalization, page 50

5. Please tell us why you do not include the effect of the probable Asher acquisition here and in the dilution table.
Financial Statements, page F-6

6. Your response to comment 6 and amendment did not address our comment. Please file the required financial statements for Legacy Education Inc. or explain why such financial statements are not required.
Report of Independent Registered Public Accounting Firm, page F-27

7. We note in response to comment 7 you revised the Registration Statement to address our comment. However, we are not able to locate your auditors' signature. Please explain or have your auditors' sign their report on the financial statements. See Rule 2-02 of
         Regulation S-X. Additionally, we note the auditors' report on internal control on page F-
         62 also is not signed. Please have your auditors' sign this report or explain why a signature is not required.
 LeeAnn Rohmann
Legacy Education Inc.
November 16, 2021
Page 3
MDDV, Inc. and Subsidiary
Consolidated Balance Sheets June 30, 2021 and 2020, page F-67

8. In addition to the balance sheet as of June 30, 2021, please provide a balance sheet as of the end of the preceding fiscal year or explain why presenting a balance sheet as of June
         30, 2020 is appropriate. Reference is made to Rule 8-03 of Regulation S-X.
        You may contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336
if you have questions regarding comments on the financial statements and related matters.
Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.



FirstName LastNameLeeAnn Rohmann                               Sincerely,
Comapany NameLegacy Education Inc.
                                                               Division of
Corporation Finance
November 16, 2021 Page 3                                       Office of Trade
& Services
FirstName LastName